SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of January, 2003

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
         Form 20-F     X            Form 40-F
                     -----                     -----

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
         Yes                        No    X
             ----                       -----

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A

This Form 6-K consists of:

          A press announcement, on 20 January, 2003, in English of China Petroleum & Chemical Corporation (the "Registrant") of ongoing transactions.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


                        [Sinopec Logo GRAPHIC OMITTED]

 (a joint stock limited company incorporated in the People's Republic of China with limited liability)


                        ONGOING CONNECTED TRANSACTIONS


 -------------------------------------------------------------------------------
| The Existing Lease Agreements in relation to the leasing of Petrol Stations | | from certain Sinopec Group Subsidiaries by certain Sinopec Corp. Branches | | as announced in Sinopec Corp.'s announcement dated 29 April 2002 expired in | | December 2002. It was stated in the announcement dated 29 April 2002 that |
| lease agreements for 2,138 Petrol Stations had been entered into and         |
| additional lease agreements for up to approximately 460 Petrol Stations | | were expected to be entered into in the year 2002. Due to the state, size | | and location of certain Petrol Stations, lease agreements for approximately | | 988 Petrol Stations had been terminated or had not been finally entered | | into. Following the Assets Swap (as defined in Sinopec Corp.'s announcement |
| dated 19 December 2002), approximately 611 Petrol Stations which are         |
| subject to the Existing Lease Agreements are being transferred to Sinopec | | Corp. and its subsidiaries. It is proposed that, taking into account of the |
| state, size and location of the Petrol Stations, in the year 2003            |
| approximately 983 New Lease Agreements are expected to be entered into       |
| between certain Sinopec Corp. Branches and Sinopec Group Subsidiaries, and | | the Sinopec Corp. Branches are expected to lease approximately 983 Petrol |
| Stations from the Sinopec Group Subsidiaries under the New Lease             |
| Agreements.                                                                  |
|                                                                              |
| All the New Lease Agreements will be based on a standard form lease          |
| agreement which (subject to the changes in the amount of rental payable and | | the lease commencement and expiry dates) will be the same, or substantially | | similar, to the terms of the Existing Lease Agreements. The term of each of |
| the New Lease Agreements will also be one year expiring on 31 December       |
| 2003. It is expected that the aggregate rental payable under the New Lease   |
| Agreements for the year 2003 will be approximately RMB120 million (or        |
| approximately HK$113.1 million), representing 0.087% of the net tangible     |
| asset value of Sinopec Corp. and its subsidiaries as at 30 June 2002.        |
|                                                                              |
| The Sinopec Group Subsidiaries are connected persons of Sinopec Corp. for    |
| the purposes of the Listing Rules as Sinopec Group Company is the            |
| controlling shareholder of Sinopec Corp. As such, the New Lease Agreements   |
| constitute connected transactions for Sinopec Corp. under the Listing        |
| Rules. The aggregate rental payable under the New Lease Agreements will | | exceed 0.03%, but less than 3%, of the net tangible asset value of Sinopec | | Corp. and its subsidiaries as at 30 June 2002. As the New Lease Agreements | | are of a continuing nature, the Board considers that strict compliance with |
| the disclosure requirement under the Listing Rules for the New Lease         |
| Agreements would be impracticable. Accordingly, Sinopec Corp. has applied | | to the Stock Exchange for a conditional waiver from strict compliance with |
| the disclosure requirements under rule 14.25 of the Listing Rules in         |
| respect of the New Lease Agreements.                                         |
 ------------------------------------------------------------------------------


1.       EXISTING LEASE AGREEMENTS

Reference is made to Sinopec Corp.'s announcement dated 29 April 2002 in relation to the entering into of lease agreements between certain Sinopec Group Subsidiaries and certain Sinopec Corp. Branches in 2002 under which the Sinopec Corp. Branches leased Petrol Stations from the Sinopec Group Subsidiaries for a term of one year which expired in December 2002. It was stated in the announcement dated 29 April 2002 that lease agreements for 2,138 Petrol Stations had been entered into and additional lease agreements for up to approximately 460 Petrol Station were expected to be entered into in the year 2002. Due to the state, size and location of certain Petrol Stations, lease agreements for approximately 988 Petrol Stations had been terminated or had not been finally entered into.

The Existing Lease Agreements constituted connected transactions for Sinopec Corp. under the Listing Rules because Sinopec Group Company is the controlling shareholder of Sinopec Corp. Sinopec Corp. was granted by the Stock Exchange on 9 May 2002 a waiver from strict compliance with the disclosure requirements under the Listing Rules for the Existing Lease Agreements.

A total of approximately 1,610 Existing Lease Agreements have been entered into and approximately 1,610 Petrol Stations were leased in the year 2002. The aggregate amount of the rental paid under the Existing Lease Agreements (including a provision for depreciation, amortization and labour costs for permanent staff of the petrol stations) in the year 2002 was approximately RMB116 million (or approximately HK$109.3 million), representing 0.086% of the net tangible asset value of Sinopec Corp. and its subsidiaries as at 31 December 2001. The aggregate rental paid does not exceed RMB250 million for the financial year ended 31 December 2002, being the cap amount of the waiver.


2.       NEW LEASE AGREEMENTS

Following the Assets Swap (as defined in Sinopec Corp.'s announcement dated 19 December 2002), a total of approximately 611 Petrol Stations are being transferred to Sinopec Corp. and its subsidiaries from Sinopec Group Company and its subsidiaries. The Lease Agreements expired in December 2002. It is proposed that, taking into account of the state, size and location of the Petrol Stations, approximately 983 New Lease Agreements are expected to be entered into between certain Sinopec Corp. Branches and certain Sinopec Group Subsidiaries in 2003, and the Sinopec Corp. Branches are expected to lease approximately 983 Petrol Stations from the Sinopec Group Subsidiaries under the New Lease Agreements. All the New Lease Agreements will be based on a standard form lease agreement which (subject to the changes in the amount of rental payable and the lease commencement and expiry dates) will be the same, or substantially similar, to the terms of the Existing Lease Agreements. The term of each of the New Lease Agreements will also be one year expiring on 31 December 2003. It is expected that the aggregate rental payable under the New Lease Agreements for the year 2003 will be approximately RMB120 million (or approximately HK$113.1 million), representing 0.087% of the net tangible asset value of Sinopec Corp. and its subsidiaries as at 30 June 2002.


3.       REASONS FOR ENTERING INTO OF THE NEW LEASE AGREEMENTS

The Board (including the independent Directors of Sinopec Corp.) believes that, by entering into the New Lease Agreements, Sinopec Corp. will be able to minimise competition with the Sinopec Group Subsidiaries, to develop and enhance its retail business in refined oil products and to increase its market share in that area. At present, the likely effect to the profits of Sinopec Corp. as a result of the New Lease agreements cannot be determined.


4.       LISTING RULES WAIVER

The New Lease Agreements constitute connected transactions for Sinopec Corp. under the Listing Rules because Sinopec Group Company is the controlling shareholder of Sinopec Corp., holding approximately 55.06% of the total issued share capital of Sinopec Corp. The aggregate rental payable under the New Lease Agreements is expected to vary and exceed RMB41.4 million, being 0.03% of the net tangible asset value of Sinopec Corp. as stated in its audited consolidated accounts for the period ended 30 June 2002, but less than RMB4,137.2 million, which equals to 3% of the net tangible asset value of Sinopec Corp. reported in the same period. As the New Lease Agreements are of a continuing nature, the Board considers that strict compliance with the disclosure requirements under the Listing Rules for the New Lease Agreements would be impracticable.

Accordingly, Sinopec Corp. has applied to the Stock Exchange for a conditional waiver from strict compliance with the disclosure requirements under rule
14.25 of the Listing Rules in respect of the New Lease Agreements on the following conditions:


(a)      that the New Lease Agreements will be:

(i) entered into by Sinopec Corp. or its subsidiaries in the ordinary and usual course of their business;

(ii) conducted either (a) on normal commercial terms (which expression will be applied by reference to transactions of a similar nature and to be made by similar entities in the PRC) or (b) (where there is no available comparison) on terms that are fair and reasonable so far as the independent Shareholders are concerned; and

(iii) entered into in accordance with the terms of the standard form lease agreements;

(b) the aggregate rental payable under the New Lease Agreements during a financial year of Sinopec Corp. shall not exceed the cap amount (the "Cap Amount") of RMB120 million for the relevant financial year;

(c) the independent non-executive Directors shall review the connected transactions regarding the New Lease Agreements annually and confirm in Sinopec Corp.'s next annual reports that the transactions were entered into in the manner as stated in paragraphs (a) and (b) above;

(d) the auditors of Sinopec Corp. shall review the New Lease Agreements annually and state in a letter to the Board, a copy of which shall be provided to the Listing Division of the Stock Exchange, whether:

(i)      the New Lease Agreements have received the approval of the Board;

(ii) the New Lease Agreements have been entered into in accordance with the terms thereof; and

(iii)    the Cap Amount has been exceeded.

Where, for whatever reason, the auditors decline to accept the engagement or are unable to provide the letter referred to above, the Directors shall contact the Listing Division of the Stock Exchange immediately;

(e) details of the New Lease Agreements in each financial year shall be disclosed as required under rule 14.25(1)(A) to (D) of the Listing Rules in the annual report of Sinopec Corp. for that financial year together with a statement of the opinion of the independent non-executive Directors and confirmation from the auditors of Sinopec Corp. referred to in paragraphs (c) and (d) above; and

(f) Sinopec Group Company and their respective relevant subsidiaries shall provide to the Stock Exchange and Sinopec Corp. an undertaking that, for so long as the shares of Sinopec Corp. are listed on the Stock Exchange, they will provide Sinopec Corp.'s auditors with full access to their relevant records for the purpose of the auditors' review of the New Lease Agreements referred to in paragraph (d) above.

If any terms of the New Lease Agreements as mentioned above are materially altered or if Sinopec Corp. enters into any new agreements with any connected persons (within the meaning of the Listing Rules) in the future, Sinopec Corp. must comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.


5.       DETAILS OF THE CONNECTED PARTY

Sinopec Group Company is a State authorised investment and State-owned controlling company. Its principal operations are the exploration and production of crude oil and natural gas; the production of refined oil and petrochemical products; the sale and distribution of crude oil and petrochemical products; the export and import of petroleum products; and other related businesses.

Sinopec Group Company was established in July 1998. Prior to this, it was a ministerial level enterprise - China Petrochemical Corporation. In 2000, Sinopec Group Company underwent a reorganisation by which its principal business in petroleum and petrochemical were transferred to Sinopec Corp. The retained operations of Sinopec Group Company include: operations of certain petrochemical facilities; operations of small scale refineries and retail petrol stations; provision of oil-well drilling services; social services; oil-well testing services; manufacture and repairing of production facilities; and provision of construction services and utilities services (such as water and power).

The legal representative is Mr Li Yizhong. The registered address is A6 Huixindong Street, Chaoyong District, Beijing, in the PRC. Its registered capital is RMB104.9 billion. Its net profits for 2001 was RMB2.466 billion. Its net asset value as at the year ended 2001 was RMB188.438 billion and its total liabilities were RMB10.191 billion. No material events have occurred in 2002.


6.       PRINCIPAL OPERATIONS OF SINOPEC CORP. AND ITS SUBSIDIAIRES

The principal operations of Sinopec Corp. and its subsidiaries include: exploring for and developing, producing and trading crude oil and natural gas; processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products; producing, distributing and trading chemical products.

7.       THE VIEWS OF THE INDEPENDENT DIRECTORS

The Board (including the independent Directors of Sinopec Corp.) considers that the New Lease Agreements will be entered into by the Sinopec Corp. Branches in the ordinary course of business and on normal commercial terms, and their terms are fair and reasonable so far as Sinopec Corp. and its Shareholders are concerned.


8.       DEFINITIONS

In this announcement, unless otherwise indicated in the context, the following expressions have the meanings set out below:


"Board"                      the board of Directors

"Director(s)"                the director(s) of Sinopec Corp.

"Existing                    Lease Agreements" up to approximately 1,610 lease
                             agreements entered into between certain Sinopec
                             Corp. Branches and certain Sinopec Group
                             Subsidiaries in respect of up to approximately
                             1,610 Petrol Stations

"Listing Rules"              the Rules Governing the Listing of Securities on
                             the Stock Exchange of Hong Kong Limited

"New Lease
Agreements"                  the new lease agreements proposed to be entered
                             into between certain Sinopec Corp. Branches and certain Sinopec Group Company Subsidiaries in respect of approximately 983 Petrol Stations in the year 2003

"Petrol Stations" petrol stations together with associated facilities of Sinopec Group Subsidiaries for the sale of refined oil products located in the PRC

"PRC"                        the People's Republic of China

"RMB"                        Renminbi, the lawful currency of the PRC

"Shareholder(s)"             holder(s) of the shares of Sinopec Corp.

"Sinopec Corp."              China Petroleum & Chemical Corporation, a joint
                             stock company incorporated in the PRC

"Sinopec Corp.               branches of Sinopec Corp.
Branches"

"Sinopec Group               China Petrochemical Group Company, the controlling
Company"                     Shareholder of Sinopec Corp.

"Sinopec Group               subsidiaries and/or branches of Sinopec Group
Subsidiaries"                Company

"Stock Exchange"             The Stock Exchange of Hong Kong Limited


                                                         By Order of the Board
                                        China Petroleum & Chemical Corporation
                                                                 Zhang Honglin
                                           Secretary to the Board of Directors
                                                 Beijing, PRC, 20 January 2003

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        China Petroleum & Chemical Corporation

                                                       By: /s/ Zhang Honglin
                                                          ---------------------
                                                            Name:Zhang Honglin
                                                       Title:Company Secretary

Date: January 21, 2002



|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
|
 -